FIRST DERIVATIVE TRADERS, LP
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

(1)   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
First Derivative Traders, LP (the "Partnership") was formed as a limited partnership in the Commonwealth of Pennsylvania effective January 1, 2003 and began business operations on January 1, 2003. The Partnership conducts investment activities as a registered options trader on the floor of NASDAQ OMX PHLX (formerly the Philadelphia Stock Exchange) and on a proprietary basis, as an off-floor trader.

Significant Accounting Policies

Cash
For purposes of the statement of cash flows, the Partnership includes as cash amounts on deposit at banks. The Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2015.

Recognition of Revenue
Securities transactions and expenses are recorded on a trade date basis. Securities are valued at market value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes
The Partnership is taxed as a partnership for federal and state income tax purposes and accordingly, no income tax expense has been recorded in the financial statements. Taxable income of the Partnership is passed through to the partners and reported on the partners' respective individual income tax returns.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2015.

The Partnership's income tax returns for the years ended December 31, 2012, 2013, 2014 and 2015 are subject to examination by the Internal Revenue Service.

(2)   CONCENTRATION OF CREDIT RISK

The Partnership is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

The Partnership at times has cash deposits in a bank which exceeded the $250,000 during the year. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds on deposit.

(3)   NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000. At December 31, 2015, the Partnership had net capital of $14,792,469 which was $14,692,469 in excess of its required net capital of $100,000. The Partnership's net capital ratio was .0062 to 1.

(4)   SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(5)   FAIR VALUE

The Financial Accounting Standards Board (FASB) defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

(5)   FAIR VALUE (CONTINUED)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.)

The following is a description of calculation methodologies used for assets and liabilities recorded at fair value and the basis for estimating fair value. These are reflected as recurring or nonrecurring.

Assets
Securities owned – Securities owned include odd lot and fractional shares of readily marketable common stock. Securities owned also include major market stock index contracts. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level 1 assets. A certain number of equities are preferred stocks that do not trade on active markets. The market values of these are determined by an independent third party vendor who is contracted with by the clearing broker to provide fair market values and therefore, these are classified as Level II assets.

Other investments – Other investments include preferred shares in two financial institutions. The market values of these interests are not quoted prices and the investments are classified as Level II assets. Also included in other investments is an interest in a closely held company. The value of this investment is based on unobservable inputs and is classified as a Level III asset. The value is based on management's judgment and approximates the Partnership's capital contributions.

Liabilities
Securities sold but not purchased – Securities owned include odd lot and fractional shares of readily marketable common stock and stock option index contracts that are recorded at fair value on a recurring basis. Fair value measurement for securities sold, not yet purchased are based upon market prices in active markets, and therefore are classified as Level I liabilities.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015
(Dollars in Thousands)

	Level 1	*Level 2*	*Total*
Assets			
Securities owned			
Equities	$87,074	$ -	$87,074
Options	3,895	-	3,895
Other Investments	-	10	10
Total	$90,969	$ 10	$90,979
Liabilities			
Securities sold, not purchased			
Equities	$ 3,422	$ -	$ 3,422
Options	64,375	-	64,375
Total	$67,797	$ -	$67,797

	Beginning of year	Changes in Investment	End of Year
Investments in closely held companies	$ 10	$ -	$ 10

(6)   SUBSEQUENT EVENTS

Events subsequent to December 31, 2015 of the Partnership have been evaluated through February 9, 2016, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2015.